____________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Marion Merrell Dow Inc.
          ____________________________________________________________
                                (Name of issuer)

                    Common Stock, par value $0.10 per share
          ____________________________________________________________
                         (Title of class of securities)

                                   569790-10-8
          ____________________________________________________________
                                 (CUSIP number)

                                        Copy to:
               Harry R. Benz                 Roger S. Aaron, Esq.
              Hoechst Corporation           Skadden, Arps, Slate,
                                                Meagher & Flom
               Route 202-206                 919 Third Avenue
               P.O. Box 2500                 New York, New York  10022
               Somerville, New Jersey
                          08876-1258
          ____________________________________________________________
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                May 3, 1995
          ____________________________________________________________
             (Date of event which requires filing of this statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

               Check the following box if a fee is being paid with the statement [X].
          ____________________________________________________________

           CUSIP NO. 569790-10-8

            1   NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hoechst Corporation
                 22-1862783

            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [x]
                                                                    (b) [ ]

            3   SEC USE ONLY

            4   SOURCE OF FUNDS
                 BK, AF

            5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(D) OR 2(E)                          [ ]

            6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
                                       7    SOLE VOTING POWER
               NUMBER OF                     -0-
                SHARES
                                       8    SHARED VOTING POWER
                                             -0-
             BENEFICIALLY
                                       9    SOLE DISPOSITIVE POWER
             OWNED BY EACH                  -0-
               REPORTING
              PERSON WITH             10   SHARED DISPOSITIVE POWER
                                            -0-

            11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 196,865,790 shares of common stock

            12  CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN
                 SHARES                                                   [ ]

            13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 71.0%

            14  TYPE OF REPORTING PERSON
                 CO



           CUSIP NO. 569790-10-8

            1   NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS H Pharma Acquisition Corp.
                 51-0363736

            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [x]
                                                                    (b) [ ]

            3   SEC USE ONLY

            4   SOURCE OF FUNDS
                 BK, AF

            5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(D) OR 2(E)                          [ ]

            6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
                                       7    SOLE VOTING POWER
               NUMBER OF                    -0-
                 SHARES
                                       8    SHARED VOTING POWER
               BENEFICIALLY                 -0-

               OWNED BY EACH           9    SOLE DISPOSITIVE POWER
                                            -0-
               REPORTING
              PERSON WITH             10   SHARED DISPOSITIVE POWER
                                           -0-

            11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 196,865,790 shares of common stock

            12  CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN
                 SHARES                                                    [ ]

            13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 71.0%

            14  TYPE OF REPORTING PERSON
                 CO


          ITEM 1.   SECURITY AND ISSUER.

                    The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.10 per share (the "Common Stock" or the "Shares"), of Marion Merrell Dow Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 9300 Ward Parkway, Kansas City, Missouri 64114.

          ITEM 2.   IDENTITY AND BACKGROUND.

                    (a)-(c), (f) This Statement is filed jointly by Hoechst Corporation, a Delaware corporation ("Parent"), and H Pharma Acquisition Corp., a Delaware corporation ("Acquisition"). Each of Parent and Acquisition is a wholly owned subsidiary of Hoechst Aktiengesellschaft, a German corporation ("Hoechst AG"). Parent is a holding company for the U.S. operations of Hoechst AG, a multinational pharmaceutical and chemical company headquartered in Frankfurt, Germany. Acquisition is a recently organized corporation that has not conducted any business except in connection with the Transaction (as defined below). The address of each of Parent's and Acquisition's principal offices is Route 202-206, Somerville, New Jersey 08876-1258.

                    (d)-(e)  During the past five years, neither
          Parent nor Acquisition nor, to their knowledge, any of the persons listed on Schedule 1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Parent nor Acquisition nor, to their knowledge, any of the persons listed on Schedule 1 hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION.

                    The total amount of funds required by
          Acquisition to consummate the Transaction (as defined below) and to pay related fees and expenses is estimated to be approximately $7.1 billion. Acquisition expects to obtain such funds from initial equity contributions from Hoechst AG totalling $2.5 billion, plus additional funding to Acquisition by Parent. This additional funding is expected to be in the form of further equity contributions and/or loans. Parent expects to obtain the funds to make such equity contributions and/or loans from general corporate funds and/or through borrowings from commercial banks or other sources. Parent has received preliminary indications of interest from numerous commercial banks with respect to their providing debt financing for the Transaction. However, no agreements have been entered into with respect to any such third party loans.

          ITEM 4.   PURPOSE OF THE TRANSACTION.

                    (a)-(j) Parent and Acquisition have entered into (i) an Agreement and Plan of Merger, dated as of May 3, 1995 (the "Merger Agreement"), by and among Parent, Acquisition, the Company and The Dow Chemical Company, a Delaware corporation ("DCC"), and (ii) a Stock Purchase Agreement, dated as of May 3, 1995 (the "Stock Purchase Agreement"), by and among Parent, Acquisition, DCC, RH Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of DCC ("RHAC"), and Dow Holdings Inc., a Delaware corporation and a wholly owned subsidiary of DCC ("DHI" and, collectively with DCC and RHAC, "Dow").

                    Pursuant to the Stock Purchase Agreement, Dow has agreed to sell all of the 196,865,790 shares (collectively, "Dow Shares") of Common Stock owned by Dow to Acquisition for $25.75 per Share in cash. The purchase and sale of the Dow Shares pursuant to the Stock Purchase Agreement is subject to the satisfaction or waiver of certain conditions including, among others, termination or expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and under Regulation (EEC) No. 4064/89 of the European Community. The Dow Shares represent approximately 71.0% of the outstanding Shares as of April 28, 1995.

                    Pursuant to the Merger Agreement, Acquisition has agreed to merge with and into the Company, with the Company continuing as the surviving corporation (the "Merger"). In the Merger, each outstanding Share (other than Shares owned by Parent, Acquisition or any of their subsidiaries, Shares held in the treasury of the Company or any of its subsidiaries, and Shares the holders of which properly exercise dissenters' rights under the General Corporation Law of the State of Delaware), would be converted into the right to receive $25.75 in cash, plus, in the event the Dow Shares are purchased by Parent, Acquisition or their affiliates at least one day prior to the effective date (the "Effective Date") of the Merger, an additional cash amount equal to $0.25 multiplied by a fraction (i) the numerator of which is the number of whole days from the record date for the regular quarterly cash dividend on the Shares next preceding the Effective Date (excluding such record date) to and including the Effective Date, and (ii) the denominator of which is the number of whole days in the full quarter in which the Effective Date occurs (collectively, the "Merger Consideration"). As a result of the Merger, the Company would become a wholly owned subsidiary of Parent. The Common Stock is currently registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Company files reports pursuant thereto with the Securities and Exchange Commission and the New York Stock Exchange, Inc. (the "NYSE"). Following the consummation of the Merger, the registration of the Common Stock under the Exchange Act would be terminated and the Shares would no longer be listed on the NYSE or otherwise publicly traded. Closing under the Merger Agreement is conditioned upon, among other things, (i) Acquisition, Parent or their affiliates having purchased the Dow Shares, and (ii) the Merger Agreement having been adopted by the Company's stockholders. Pursuant to the Merger Agreement, each of DCC, Parent and Acquisition has agreed to vote (and to cause each of its respective affiliates to vote) all Shares held by it (or its affiliates) in favor of adoption of the Merger Agreement.

                    The Merger Agreement provides that upon
          consummation of the Merger, each outstanding option (including any related stock appreciation right)(an "Employee Option") issued, awarded or granted pursuant to the Company's 1992 Incentive Compensation Plan, the 1985 Associate Stock Option Plan or the Non-Qualified Employee Stock Option Plan (the "Company Plans") to purchase Shares will be eliminated by the Company, and each holder of an eliminated Employee Option will be entitled to receive from the Company in consideration for the elimination of such Employee Option an amount in cash (less applicable withholding taxes) equal to the product of (i) the number of Shares previously subject to such Employee Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Employee Option. Each Employee Option the exercise price per Share of which is equal to or greater than the Merger Consideration will be eliminated in consideration for a cash payment equal to the product of $0.01 multiplied by the number of Shares previously subject to such Employee Option. The Merger Agreement also provides that each outstanding performance share ("Performance Share") granted under the Company's 1992 Incentive Compensation Plan will become fully vested in accordance with the terms of the Incentive Plan and, upon consummation of the Merger, will, unless previously paid and eliminated in accordance with the terms thereof, be eliminated by the Company, and each holder of an eliminated Performance Share will be entitled to receive from the Company an amount in cash (less applicable withholding taxes) equal to the product of (i) the Merger Consideration and (ii) the number of Performance Shares previously held by such holder.

                    In the Merger Agreement, the Company has agreed to redeem, immediately prior to the Merger, all of the outstanding shares of its Series A ESOP Convertible Preferred Stock (the "Series A Preferred Shares") at the applicable cash redemption price determined in accordance with the Company's Restated Certificate of Incorporation. The Company and Parent have held discussions with the trustee of the Marion Merrell Dow Associate Stock Ownership Plan ("ASOP") Trust (which holds the Series A Preferred Shares) with respect to a possible transaction in which the Company would repurchase the Series A Preferred Shares in exchange for consideration consisting of cash and the assumption by the Company of the ASOP's obligations under the 9.11% Guaranteed Amortizing ESOP Notes due August 1, 2005 which were previously issued by the ASOP. No definitive agreements with respect to any such ASOP transaction have been reached. However, Parent expects to continue discussions with respect to such transaction.

                    The Merger Agreement also provides that, promptly upon the purchase by Acquisition of the Dow Shares, Acquisition will be entitled to designate up to that number of directors, rounded up to the nearest whole number, on the Board of Directors of the Company as will make the percentage of the directors designated by Acquisition equal to the percentage of outstanding Shares held by Acquisition and its affiliates (other than the Company and its subsidiaries). The Company has agreed to, upon Acquisition's request following its purchase of the Dow Shares, increase the size of its Board of Directors or use its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable Acquisition's designees to be elected to the Company's Board of Directors.

                    The transactions contemplated by the Merger
          Agreement and the Stock Purchase Agreement, including the Merger and the purchase of the Dow Shares by Acquisition, are collectively referred to in this Statement as the "Transaction."

                    The purpose of the Stock Purchase Agreement is to enable Parent to acquire control of the Company and the purpose of the Merger Agreement is to enable Parent to acquire the entire equity interest in the Company.

                    Roussel Uclaf S.A. ("Roussel"), a French societe anonyme which is a majority-owned subsidiary of Hoechst AG, has entered into an agreement dated as of May 3, 1995 with certain affiliates of DCC (the "Purchase Agreement"), to acquire the pharmaceutical business operated by DCC and its affiliates in Argentina, Brazil, Mexico and elsewhere in Latin America (the "Latin American Pharma Business"). Pursuant to and subject to the terms and conditions of the Purchase Agreement, Roussel and/or its designated affiliates will purchase the assets of the Latin American Pharma Business (other than real property and certain other specified assets) for $140 million, subject to adjustment as provided in the Purchase Agreement. The assets to be acquired include: (i) all of the capital stock of Merrell Lepetit Farmaceutica Industrial LTDA, a limited company organized under the laws of Brazil, (ii) certain assets owned by Latin American Pharmaceutical Inc., a Delaware corporation, which assets include all of the capital stock of Laboratorios Lepetit de Mexico S.A. de C.V., a corporation organized under the laws of Mexico and (iii) certain assets owned by Dow Quimica Argentina S.A., a corporation organized under the laws of Argentina. Closing under the Purchase Agreement is conditioned upon, among other things, Hoechst AG having acquired, directly or indirectly, at least a majority of the Shares outstanding on a fully diluted basis.

                    Following the Transaction, it is expected that the Company's businesses and operations will be integrated with the other pharmaceutical businesses and operations of Hoechst AG.

                    The descriptions set forth in this Statement of the Merger Agreement, the Stock Purchase Agreement and the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Stock Purchase Agreement and the Purchase Agreement, copies of which are filed as Exhibits 1, 2 and 3, respectively, to this Statement.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a) Parent and Acquisition beneficially own an aggregate of 196,865,790 Shares, which is the number of Dow Shares which Acquisition has agreed to purchase from Dow pursuant to the Stock Purchase Agreement. Such Shares represent approximately 71.0% of the outstanding Shares as of April 28, 1995. Except as set forth in this
          Item 5(a), neither Parent nor Acquisition nor, to their knowledge, any of the persons listed on Schedule 1 hereto, beneficially owns any Shares.

                    (b) As of the date of this Statement, Parent and Acquisition do not have voting or dispositive power with respect to the Dow Shares. After acquiring the Dow Shares, Acquisition would have sole voting and dispositive power with respect to all of the Dow Shares.

                    (c)  Except as disclosed herein, there have
          been no transactions in the class of securities reported on that were effected during the past sixty (60) days by Parent or Acquisition. To the knowledge of Parent or Acquisition, there have been no transactions in the class of securities reported on during the past sixty (60) days by any of the persons listed on Schedule 1.

                    (d)-(e)  Not applicable.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                    The descriptions of the Merger Agreement and the Stock Purchase Agreement set forth in Item 4 of this Statement are incorporated herein by reference. In addition, pursuant to the Stock Purchase Agreement, Dow has agreed that, as long as the Stock Purchase Agreement is in effect, it shall vote, or cause to be voted, all of the Dow Shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby. Dow has also agreed that as long as the Stock Purchase Agreement is in effect, in any meeting of the stockholders of the Company, however called, it shall vote, or cause to be voted, all of the Dow Shares: (i) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company or DCC under the Merger Agreement or of Dow under the Stock Purchase Agreement; and (ii) against any action or agreement that would impede, interfere with or discourage the transactions contemplated by the Merger Agreement, including, without limitation: (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (2) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or the issuance of securities by the Company or any of its subsidiaries, (3) any change in the Board of Directors of the Company (other than as contemplated by the Merger Agreement as described in Item 4 of this Statement), (4) any change in the present capitalization or dividend policy of the Company (other than as contemplated by the Merger Agreement) or (5) any other material change in the Company's corporate structure or business. The Stock Purchase Agreement also provides that, upon the purchase and sale of the Dow Shares pursuant to the Stock Purchase Agreement, Dow shall grant Acquisition an irrevocable proxy to vote all the Dow Shares at any meeting of the stockholders of the Company, however called. In the Stock Purchase Agreement, Dow has also agreed not to (either directly or indirectly): (i) sell, transfer, pledge, assign, hypothecate or otherwise dispose of the Dow Shares; (ii) grant any proxies with respect to the Dow Shares, deposit the Dow Shares into a voting trust or enter into a voting agreement with respect to such Dow Shares; or (iii) take any action which would make any representation or warranty of Dow in the Stock Purchase Agreement untrue or incorrect in any material respect.

                    Other Agreements. In connection with the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement, the following additional agreements were executed on May 3, 1995. Pursuant to an Indemnity Agreement, Parent has agreed to indemnify DCC from and after the earlier of the purchase by Acquisition of the Dow Shares and the Effective Date in respect of DCC's existing guaranty in favor of the investors in Carderm Capital L.P., in which subsidiaries of the Company hold a controlling interest. Pursuant to a Tax Allocation Agreement, DCC, Parent and the Company have agreed to an allocation of certain tax liabilities. Pursuant to separate Computerized Process Control Software Agreements, affiliates of DCC and affiliates of the Company have agreed to leases of certain process control software owned by affiliates of DCC. Pursuant to an Insurance Separation Agreement, Parent, the Company, DCC and three wholly owned insurance subsidiaries of DCC have agreed to certain matters regarding insurance, reinsurance and related topics. Pursuant to a Manufacturing Agreement Amendment between DCC, the Company and Merrell Dow Pharmaceuticals, Inc., a wholly owned subsidiary of the Company ("MDPI"), the terms of a manufacturing arrangement and ground lease relating to a manufacturing facility in Midland, Michigan were modified and DCC agreed to repurchase the facility upon the termination of the manufacturing arrangement at a purchase price of 60% of the residual book value of the facility at the time of termination. Pursuant to a Second Amendment to Master Service Agreements between DCC, the Company and MDPI, certain research and development services provided by DCC were modified and DCC agreed to purchase certain physical assets owned by either the Company or MDPI upon the termination of the research services arrangements at a purchase price of 60% of the residual book value of the assets at the time of termination of the research services arrangements. Pursuant to a Third Amendment to Master Service Agreements between DCC, the Company and MDPI, certain services provided globally by DCC to subsidiaries of the Company were terminated and certain other services provided by DCC to specific subsidiaries of the Company were extended under similar terms to existing agreements. Pursuant to two letter agreements entered into by DCC and the Company, the parties set forth (i) a non-exclusive list of agreements to be reached prior to the date of the purchase of Dow Shares and (ii) certain agreements regarding employment matters in Italy. The above descriptions do not purport to be complete and are qualified in their entirety by reference to each of the foregoing agreements, copies of which are filed as Exhibits 6 through 16 hereto.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1. Agreement and Plan of Merger, dated as of May 3, 1995, by and among Marion Merrell
                         Dow Inc., The Dow Chemical Company,
                         Hoechst Corporation and H Pharma
                         Acquisition Corp.

          Exhibit 2. Stock Purchase Agreement, dated as of May 3, 1995, among Hoechst Corporation, H Pharma Acquisition Corp., The Dow Chemical Company, RH Acquisition Corp. and Dow Holdings Inc.

          Exhibit 3. Purchase Agreement, dated as of May 3, 1995, among Latin American Pharmaceutical Inc., Dow Quimica Argentina S.A., Dow Quimica Mexicana S.A., Dow Productos Quimicos LTDA, Mineracao e Quimica de Nordeste, Dow Quimica S.A., Merrell Lepetit Farmaceutica Industrial LTDA, Laboratorios Lepetit de Mexico S.A. de C.V. and Roussel Uclaf S.A.

          Exhibit 4. Press Release, dated May 4, 1995, issued by Hoechst AG.


          Exhibit 5.     Joint Press Release, dated May 4, 1995,
                         issued by Hoechst AG, Marion Merrell Dow
                         Inc. and The Dow Chemical Company.

          Exhibit 6. Insurance Separation Agreement, dated as of May 3, 1995, among Marion Merrell Dow Inc., The Dow Chemical Company, Dorinco Reinsurance Company, Dorintal Reinsurance Ltd., Timber Insurance Ltd. and Hoechst Corporation.

          Exhibit 7.     Indemnity Agreement, dated as of May 3,
                         1995, between Hoechst Corporation and The
                         Dow Chemical Company.

          Exhibit 8. Tax Allocation Agreement, dated as of May 3, 1995, among The Dow Chemical Company,
                         Hoechst Corporation and Marion Merrell Dow
                         Inc.

          Exhibit 9. Computerized Process Control Software Agreement (Leases and Services), dated as of May 3, 1995, between Rofan Services Inc. and Marion Merrell Pharmaceuticals Inc.

          Exhibit 10. Computerized Process Control Software Agreement (Leases and Services), dated as of May 3, 1995, between Rofan Automation and Information Systems B.V. and Gruppo Lepetit S.p.A.

          Exhibit 11.    Computerized Process Control Software
                         Agreement (Leases and Services), dated as of May 3, 1995, between Rofan Automation and Information Systems B.V. and
                         Biochimica Del Salento S.p.A.

          Exhibit 12. Manufacturing Agreement Amendment, dated as of May 3, 1995, between The Dow
                         Chemical Company and Merrell Dow
                         Pharmaceuticals, Inc.

          Exhibit 13. Second Amendment to Master Service Agreements, dated as of May 3, 1995, between Marion Merrell Dow Inc., The Dow Chemical Company and Marion Merrell Pharmaceuticals, Inc.

          Exhibit 14.    Third Amendment to Master Service
                         Agreements, dated as of May 3, 1995,
                         between Marion Merrell Dow Inc., The Dow
                         Chemical Company and Merrell Dow
                         Pharmaceuticals, Inc.

          Exhibit 15. Letter Agreement, dated as of May 3, 1995, between The Dow Chemical Company and
                         Merrell Dow Pharmaceuticals, Inc. and
                         Marion Merrell Dow Inc.

          Exhibit 16. Letter Agreement, dated as of May 3, 1995, between The Dow Chemical Company and
                         Marion Merrell Dow Inc.


          Exhibit 17.    Joint Filing Agreement, dated as of May
                         11, 1995, between Hoechst Corporation and
                         H Pharma Acquisition Corp.


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              HOECHST CORPORATION

                              By: /s/ Harry R. Benz
                              Title:  Secretary and Treasurer
                              Date:   May 12, 1995


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              H PHARMA ACQUISITION CORP.

                              By: /s/ David A. Jenkins
                              Title:  Vice President and Secretary
                              Date:   May 12, 1995


          SCHEDULE 1
                         CERTAIN INFORMATION RELATING
                     TO DIRECTORS AND EXECUTIVE OFFICERS

                    1. DIRECTORS AND EXECUTIVE OFFICERS OF HOECHST AG. The following table sets forth the name, business address, present principal occupation or employment of each member of the Supervisory Board and the Board of Management (substantially the same as directors and executive officers) of Hoechst AG. All of the members of the Supervisory Board and the Board of Management are citizens of Germany except for Messrs. Furgler, Hussain, and Drew who are citizens of Switzerland, Kuwait and the United States, respectively. Unless otherwise indicated, the business address of each of the individuals named below is Hoechst AG, 65926 Frankfurt Main, Germany, and each occupation set forth opposite the individual's name refers to employment with Hoechst AG.

          Name and Business Address     Principal Present Occupation

          SUPERVISORY BOARD

          Erhard Bouillon               Chairman of the Supervisory
                                        Board

          Rolf Brand                    Deputy Chairman of the
                                        Supervisory Board

          Oswald Bommel                 Member of the Supervisory
                                        Board

          Willi Esser                   Mechanic; Member of the
                                        Central Works Council of
                                        Hoechst AG

          Dr.-Ing. E.h.                 Member of the Super-
          Werner H. Dieter              visory Board
          Mannesmann AG
          Postfach 10 36 41
          40027 Dusseldorf
          Germany

          Dietrich-Kurt Frowein         Member of the Board of
          Commerzbank AG                Management of Commerzbank AG
          Postfac 10 05 05
          60005 Frankfurt am Main
          Germany

          Dr. iur. Dr. h.c. mult.       Member of the Super-
          Kurt Furgler                  visory Board
          DoufourstraBe 34
          Scoitzerland
          CH-9000 St. Gallen
          Switzerland

          Prof. Dr. rer. nat.           Member of the Supervisory
          Dr.-Ing. E.h.                 Board


          Heinz Harnisch

          Dr. rer. nat.                 Graduate Chemist; Chairman of
          Ingolf Hornke                 the Senior Executives'
                                        Committee of Hoechst AG

          Hani Abdul-Aziz Hussain       Managing Director - Marketing
          Kuwait Petroleum Corp.        Petrochemical Industries Co.
          P.O. Box 26565                (K.S.C.), Kuwait
          Safat -- Kuwait

          Hermann-Heinz Konrad          Graduate Engineer; Deputy
                                        Chairman of the Senior
                                        Executives' Committee of
                                        Hoechst AG

          Rainer Kumlehn                Electrician; Regional Head of
          IG Chemie-Papier              the IG Chemie-Papier-
          Keramik Hessen                Keramik Hessen
          Wilhelm-Lerner-StraBe 69-7
          60329 Frankfurt am Main
          Germany

          Prof. Dr. rer. nat.           University of Konstanz;
          Dr. rer. nat. h.c.            Biology Department
          Hubert Markl
          HollanderstraBe 22
          78465 Konstanz
          Germany

          Juergen Sarrazin              Chairman of the Board of
          Dresdner Bank AG              Managing Directors of
          Jergen-Ponto Platz            Dresdner Bank AG
          D-60301 Frankfurt am Main
          Germany

          Egon Schaefer                 Electrician; Deputy Chairman
          IG Chemie-Papier-Keramik      of IG Chemie-Papier-Keramik
          Postfach 30
          30030 Hannover
          Germany

          Dr. jur.                      Chairman of the Board of
          Hans-Juergen Schinzler        Management of Muenchener
          Muenchener                    Ruckversicherungs-
          Ruckversicherungs-            Gesellschaft
          Gesellschaft
          80791 Munchen
          Germany

          Konrad Starnecker             Skilled Chemical Plant Opera-
          Furstbert 1                   tive; Member of the Central
          84556 Kastl, Kr. Altotting    Works Council of Hoechst AG
          Germany

          Wolfgang Vetter               Fitter; Member of the Central
          LinkstraBe 1                  Germany Works Council of
          65933 Frankfurt am Main       Works Council of Hoechst AG

          Kurt F. Viermetz              Vice-Chairman of J.P.
          J.P. Morgan & Co. Inc.        Morgan & Co. Inc.
          60 Wall Street
          New York, New York
          102600-0060

          Arnold Weber                  Chairman of the Central Works
          Rauenthaler 31                Council of Hoechst AG
          60529 Frankfurt am Main
          Germany

          BOARD OF MANAGEMENT

          Juergen Dormann               Chairman of the Board
                                        of Management

          Dr. Ernest H. Drew, Ph.D      Member of the Board of
                                        Management; Chemicals,
                                        Specialty Chemicals, Technical
                                        Polymers Divisions

          Prof. Dr. rer. nat.           Member of the Board of
          Utz-Hellmuth Felcht           Management; Director of
                                        Personnel; Research; Herberts,
                                        SGL Carbon, Hoechst CeramTec

          Dr. jur.                      Member of the Board of
          Martin Fruehauf               Management; Finance and
                                        Accounts, Legal Matters,
                                        Patents, Taxes, Insurance

          Dr. rer. pol.                 Deputy Chairman of the
          Guenter Metz                  Board of Management;
                                        Fibres and Fibre
                                        Intermediates, Plastics and
                                        Films Divisions; the Americas

          Dipl.-Kfm.                    Member of the Board
          Justus Mische                 of Management; Europe, Africa;
                                        Materials Management

          Dr. rer. nat.                 Member of the Board
          Karl-Gerhard Seifert          of Management; Pharmaceutical
                                        and Diagnostics Divisions;
                                        Schwarzkopf

          Dr.-Ing.                      Member of the Board
          Ernst Schadow                 of Management; Messer
                                        Griesheim, Uhde; Engineering
                                        and Environmental Protection;
                                        Hoechst Site

          Dipl.-Ing. Horst Waesche      Member of the Board of
                                        Management; Asia; AgrEvo;
                                        Hoechst Veterinar; Informatics
                                        and Communication

                    2. DIRECTORS AND EXECUTIVE OFFICERS OF HOECHST CORPORATION. The following table sets forth the name and present principal occupation or employment of each director and executive officer of Hoechst Corporation. All such directors and officers are citizens of the United States, except Messrs. Engels, Felcht, Fruehauf, Metz, Schmieder, Seifert and Warning who are citizens of Germany. The business address of Messrs. Benz, Engels, Kennedy, Harris, Schmieder and Warning is Hoechst Celanese Corporation ("HCC"), Route 202-206, P.O. Box 2500, Somerville, New Jersey 08876-1258, and the business address of Messrs. Drew, Felcht, Fruehauf, Metz and Seifert is Hoechst AG, 65926 Frankfurt Main and Germany.

           Name/Position with Parent   Principal Present Occupation

           Harry R. Benz               Senior Vice President -
           Director, Secretary and     Finance, Chief Financial
           Treasurer                   Officer and Director - HCC

           Dr. Ernest H. Drew, Ph.D.   See "Directors and Exec-
           Director                    utive Officers of Hoechst AG"
           Karl G. Engels              President, Chief Executive
           Director                    Officer and Director - HCC

           Prof. Dr. rer. nat. Utz-    See "Directors and Exec-
           Hellmuth Felcht             utive Officers of Hoechst AG"
           Director
           Dr. jur. Martin Fruehauf    See "Directors and Executive
           Director                    Officers of Hoechst AG"

           Thomas F. Kennedy           Executive Vice President and
           Director                    Director - HCC

           William B. Harris           Senior Vice President and
           Director                    Director - HCC
           Dr. rer. pol. Guenter Metz  See "Directors and Executive
           Chairman of the Board and   Officers of Hoechst AG"
           President

           Dr. Klaus Schmieder         Vice President and Treasurer
           Assistant Treasurer         - HCC
           Dr. rer. nat. Karl-Gerhard  See "Directors and Executive
           Seifert                     Officers of Hoechst AG"
           Director


           Dr. Klaus Warning           Vice President and Director -
           Director                    HCC

                    3. DIRECTORS AND EXECUTIVE OFFICERS OF H PHARMA ACQUISITION CORP. The following table sets forth the name and present principal occupation or employment of each director and executive officer of H Pharma Acquisition Corp. All such directors and officers are citizens of the United States, except Mr. Schmieder who is a citizen of Germany. The business address of each of the individuals named below is Route 202-206, P.O. Box 2500, Somerville, New Jersey 08876-1258.

           Name/Position with         Principal Present Occupation
           Acquisition

           Harry R. Benz              See "Directors and Executive
           Director and President     Officers of Hoechst
                                      Corporation"
           David A. Jenkins           Vice President - General Counsel
           Director, Vice President   and Director - HCC
           and Secretary

           Dr. Klaus Schmieder        See "Directors and Executive
           Vice President and         Officers of Hoechst
           Treasurer                  Corporation"

           Karen J. Weiner            Vice President and General
           Vice President and         Counsel, Life Sciences Group -
           Assistant Secretary        HCC

                                  EXHIBIT INDEX

          Exhibit 1. Agreement and Plan of Merger, dated as of May 3, 1995, by and among Marion Merrell Dow Inc., The Dow Chemical Company, Hoechst Corporation and H Pharma Acquisition Corp.

          Exhibit 2. Stock Purchase Agreement, dated as of May 3, 1995, among Hoechst Corporation, H Pharma Acquisition Corp., The Dow Chemical Company, RH Acquisition Corp. and Dow Holdings Inc.

          Exhibit 3. Purchase Agreement, dated as of May 3, 1995, among Latin American Pharmaceutical Inc., Dow Quimica Argentina S.A., Dow Quimica Mexicana S.A., Dow Productos Quimicos LTDA, Mineracao e Quimica de Nordeste, Dow Quimica S.A., Merrell Lepetit Farmaceutica Industrial LTDA, Laboratorios Lepetit de Mexico S.A. de C.V. and Roussel Uclaf S.A.

          Exhibit 4.     Press Release, dated May 4, 1995, issued by
                         Hoechst AG.

          Exhibit 5.     Joint Press Release, dated May 4, 1995,
                         issued by Hoechst AG, Marion Merrell Dow Inc. and The Dow Chemical Company.

          Exhibit 6. Insurance Separation Agreement, dated as of May 3, 1995, among Marion Merrell Dow Inc., The Dow Chemical Company, Dorinco Reinsurance Company, Dorintal Reinsurance Ltd., Timber Insurance Ltd. and Hoechst Corporation.

          Exhibit 7. Indemnity Agreement, dated as of May 3, 1995, between Hoechst Corporation and The Dow
                         Chemical Company.

          Exhibit 8. Tax Allocation Agreement, dated as of May 3, 1995, among The Dow Chemical Company, Hoechst Corporation and Marion Merrell Dow Inc.

          Exhibit 9.     Computerized Process Control Software
                         Agreement (Leases and Services), dated as of May 3, 1995, between Rofan Services Inc. and Marion Merrell Pharmaceuticals Inc.

          Exhibit 10.    Computerized Process Control Software
                         Agreement (Leases and Services), dated as of May 3, 1995, between Rofan Automation and Information Systems B.V. and Gruppo Lepetit S.p.A.

          Exhibit 11.    Computerized Process Control Software
                         Agreement (Leases and Services), dated as of May 3, 1995, between Rofan Automation and Information Systems B.V. and Biochimica Del Salento S.p.A.

          Exhibit 12. Manufacturing Agreement Amendment, dated as of May 3, 1995, between The Dow Chemical
                         Company and Merrell Dow Pharmaceuticals, Inc.


          Exhibit 13.    Second Amendment to Master Service
                         Agreements, dated as of May 3, 1995, between Marion Merrell Dow Inc., The Dow Chemical Company and Marion Merrell Pharmaceuticals, Inc.

          Exhibit 14. Third Amendment to Master Service Agreements, dated as of May 3, 1995, between Marion
                         Merrell Dow Inc., The Dow Chemical Company and Merrell Dow Pharmaceuticals, Inc.

          Exhibit 15. Letter Agreement, dated as of May 3, 1995, between The Dow Chemical Company and Merrell Dow Pharmaceuticals, Inc. and Marion Merrell Dow Inc.

          Exhibit 16. Letter Agreement, dated as of May 3, 1995, between The Dow Chemical Company and Marion Merrell Dow Inc.

          Exhibit 17. Joint Filing Agreement, dated as of May 11, 1995, between Hoechst Corporation and H
                         Pharma Acquisition Corp.